LIBERTY MEDIA CORPORATION
12300 LIBERTY BOULEVARD
ENGLEWOOD, CO 80112

February 6, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	Liberty Media Corporation (the "Company") Schedule 14A—Amendment No. 2 (File No. 001-16615)

Ladies and Gentlemen:

        We have electronically filed, under the Securities Act of 1933, as amended (the "Securities Act"), the Company's Form S-4 Registration Statement (the "Registration Statement") containing Amendment No. 2 ("Amendment No. 2") to our preliminary proxy statement, which was originally filed on December 16, 2005 ("Original Filing") and amended by Amendment No. 1 thereto filed on January 20, 2006 (as so amended, the "Preliminary Proxy Statement"). Please be advised that the filing fee prescribed by Section 6(b) of the Securities Act with respect to the Registration Statement was paid with the Original Filing. Courtesy copies in paper form of Amendment No. 2 (marked to show changes), the Registration Statement and this letter are being delivered to you and the other members of the Staff listed on the last page of this letter.

        Set forth below are our responses to the comments contained in your letter to us, dated January 30, 2006 (the "SEC Letter"), regarding the Preliminary Proxy Statement and the other filings identified in your letter. The numbered paragraphs below correspond to the numbered paragraphs of the SEC Letter.

General

1.
Comment: We note your response to our prior comment one. The September 2004 Supplement does not limit unbundling concerns to changes in corporate-governance and control-related provisions, which concerns are offered in the Supplement as only examples. In addition, considering our discussion in the Supplement under "Applying the Unbundling Rule When a New Acquisition Vehicle Is Used" and that you have created New Liberty "solely for purposes of effecting the restructuring," it appears that you have in substance created provisions for your stockholders that were not previously part of your charter, which implicates the first bulleted point in the Supplement. As a result, please address in your response letter any immateriality, for unbundling purposes, of particular provisions with new concepts for your stockholders, such as the provisions concerning redemption and sale of all or substantially all of the assets of a group. As part of your analysis, tell us how you considered any stockholder voting requirements under Delaware law, for example, regarding the asset sale provision and how you considered the importance an investor would attach to the redemption or asset sale provision in making an investment decision.

          Response:    Please refer to the correspondence, dated February 1, 2006, from Baker Botts L.L.P., our outside counsel, which was provided to you supplementally in response to this comment.

Risk Factors, page 15

If New Liberty's board of directors causes a separation of either group from New Liberty…, page 15

2.
Comment: We note that approval of the proposals would give the board the power to sell the assets of either group and then redeem a number of shares of the group for cash. In such a situation, shareholders of that group could suffer a loss in value and be taxed due to the redemption. You do not appear to suggest in the proxy statement that, in the case of such a redemption following an asset sale, the redemption would have to be tax-free to stockholders for the board to choose the redemption alternative. Consequently, add another risk highlighting this scenario.

          Response:    We have added an additional risk factor in response to the comment. For convenience of reference, it is set forth below:

          If we sell all or substantially all of the assets attributed to the Interactive Group or the Capital Group, our board of directors may take actions with respect to the shares of common stock of that group which could result in a loss of value for stockholders. We have the right to dispose of the assets of the Interactive Group or the Capital Group, in whole or in part. If we dispose of all or substantially all of the assets of either group, then our board of directors can decide to: (i) dividend an amount equal to the net proceeds to holders of that group's common stock, on a pro rata basis; (ii) convert the shares of that group's common stock into shares of the other group's common stock at a 110% premium to market; (iii) redeem shares of that group's common stock for cash, securities or other assets with a fair value equal to such net proceeds; or (iv) do a combination of the foregoing. There is no requirement that the action taken by the board of directors be tax-free to the holders of the shares of common stock of that group. In any of the foregoing cases, stockholders could suffer a loss in the value of their investment in Liberty.

The Restructuring Proposals, page 36

The Restructuring, page 37

3.
Comment: We note your response to prior comment 25. Although you have clarified the types of businesses and assets that will be attributed to both groups, it is not clear what you mean by "non-strategic assets" that will be attributed to your Capital Group. Please clarify the differences between the "non-strategic assets" and "operating assets" or "strategic assets" of the Capital Group (bottom of page 39).

          Response:    We have revised the disclosure in response to the comment. For convenience of reference, the revised paragraphs, marked to show changes, are set forth below:

          The Interactive Group will focus on video and on-line commerce businesses, and will be largely free of the financial complexity (such as derivative security positions) associated with many of our cost investments in companies which are no longer central to our business strategies and as to which we do not expect to increase our interest. (Those assets, which we refer to as non-strategic assets, will be attributed to the Capital Group.) The Interactive Group will be anchored by our consolidated subsidiary QVC, in which we have a 98% interest. By highlighting QVC, we anticipate that the market will value the Interactive Group based largely on QVC's performance, at least initially, and in line with other specialty and on-line retailers. Our strategy with the Interactive Group will be to continue QVC's organic growth in its existing market while exploring opportunities for expansion in additional international markets. We will also seek to leverage the strength of QVC as a video and web-based retailer by acquiring complementary businesses. For example, we have announced an agreement to acquire Provide Commerce, Inc., which is an on-line retailer of perishable products such as cut flowers and meats. This on-line commerce retailer will be attributed to the Interactive Group.

…

          Following TCI's acquisition by AT&T in 1999, several of our assets were no longer viewed as central to our business strategy. These assets, including our minority interests in Motorola, Inc., Sprint Nextel, Time Warner, Inc. and Viacom, Inc., were effectively monetized with derivatives and/or exchangeable debentures to raise liquidity for us and to pursue acquisitions. While these financial instruments have proven beneficial to us over the years, they have complicated our capital structure and created a good deal of investor confusion. All of our non-strategic assets, and related derivatives, will be attributed to the Capital Group. Over time, we expect to convert many of our non-strategic assets into operating assets or into cash that we would use to pursue opportunities that are complementary to the assets of the Capital Group or that are central to its business strategy.

Notes to Consolidated Financial Statements, Note 10. Income Taxes, page B-1-56

4.
Comment: We continue to evaluate your response to prior comment 51.

          Response:    Supplemental telephone conversations have taken place between you and our company regarding this comment. We await your response to the issues discussed during those conversations.

Notes to Historical Attributed Financial Information, page B-2-13

5.
Comment: Refer to your response to prior comment 45. Please expand further the footnotes to the historical attributed financial information to show explicitly how management and the board have allocated and attributed revenues, expenses, assets, liabilities, and cash flows. You should include disclosures similar to the disclosures on pages 38, 40, 46-49 in the front part of the document. In this regard we refer you to "Recommended approach to disclosure about targeted stock" included in http://www.sec.gov/divisions/corpfin/guidance/ cfactfaq.htm.

          Response:    We have expanded the footnotes to the historical attributed financial information in response to the comment. For convenience of reference, we set forth below the additional disclosure:

  The following footnote will be included as a new footnote (1) to the Notes to Historical Attributed Financial Information:

  (1)
  The Interactive Group will initially comprise our approximate 98% interest in QVC, Inc. and our approximate 21% ownership interest in IAC/InterActiveCorp, which we account for as an available-for-sale security. Accordingly, the accompanying attributed financial information for the Interactive Group includes our investment in IAC/InterActiveCorp as well as the assets, liabilities, revenue, expenses and cash flows of QVC. We have also attributed certain of our debt obligations (and related interest expense) to the Interactive Group based upon a number of factors, including the cash flow available to the Interactive Group and its ability to pay debt service and our assessment of the optimal capitalization for the Interactive Group. The specific debt obligations attributed to each of the Interactive Group and the Capital Group are described in note 4 below. In addition, we have allocated certain corporate general and administrative expenses between the Interactive Group and the Capital Group as described in note 5 below.

    The Interactive Group will focus on video and on-line commerce businesses. Accordingly, businesses that we may acquire in the future that we believe are complementary to this strategy will also be attributed to the Interactive Group. In this regard, we have agreed to acquire Provide Commerce, Inc., an on-line retailer of perishable products such as cut flowers and meats, and we intend to attribute Provide to the Interactive Group if such acquisition is consummated.

    The Capital Group will consist of all of our businesses not included in the Interactive Group, including our consolidated subsidiaries Starz Entertainment Group, LLC, On Command Corporation, TruePosition, Inc., and OpenTV Corp. and our cost and equity investments in Expedia, Inc., GSN, LLC, Courtroom Television Network LLC, WildBlue Communications, Inc. and others. Accordingly, the accompanying attributed financial information for the Capital Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of these consolidated subsidiaries. In addition, we have attributed to the Capital Group all of our notes and debentures (and related interest expense)

    that have not been attributed to the Interactive Group. See note 4 below for the debt obligations attributed to the Capital Group.

    Any businesses that we may acquire in the future that we do not believe will be complementary to the Interactive Group will be attributed to the Capital Group. In this regard, we have entered into an agreement with FUN Technologies plc pursuant to which we have agreed to acquire a majority interest in FUN. In the event this transaction is consummated, we intend to attribute FUN to the Capital Group.

  The following information will be included at the beginning of renumbered footnote (7) to the Notes to Historical Attributed Financial Information:

    We have accounted for income taxes for the Interactive Group and the Capital Group in the accompanying attributed financial information in a manner similar to a stand-alone company basis. To the extent this methodology differs from our income tax sharing policy, differences have been reflected in the attributed net assets of the groups. For more information regarding our income tax policy, see "The Reclassification Proposal—Management and Allocation Policies—Taxes" in the accompanying proxy/prospectus.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page B-3-36

6.
Comment: We note your response to prior comment 50. Please confirm that you will recognize the loss when incurred. Specifically, clarify to us that you will not recognize the loss ratably over the contract period.

          Response:    We confirm that we will recognize the loss when incurred. We will not recognize the loss ratably over the contract period.

* * *

        As previously discussed with Cheryl Grant of your office, we hope to submit the reclassification proposal (as described in Amendment No. 2) to a vote of our stockholders at a special meeting to be held in mid-March. To meet this timing, we must mail the definitive proxy statement prior to February 14, 2006 (the date on which the financial statements included in Amendment No. 2 become stale). Accordingly, we would appreciate the Staff's assistance in completing the review process prior to Thursday, February 9, 2006, if possible.

        If you have any questions with respect to the foregoing responses to the SEC Letter or require further information, please contact the undersigned at (720) 875-5440 or Robert W. Murray Jr. or Renee L. Wilm of Baker Botts at (212) 408-2540 or (212) 408-2503, respectively.

Very truly yours,
Liberty Media Corporation
		By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Senior Vice President, Secretary and General Counsel
cc:	Securities and Exchange Commission Cheryl Grant, Staff Attorney Ivette Leon, Assistant Chief Accountant Nasreen Mohammed, Staff Accountant
Baker Botts L.L.P. Robert W. Murray Jr. Renee L. Wilm